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domaselo.com

Bakery

2691 SW 11th Street
Miami, FL 33135
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Open until 3:00 PM
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Investment Opportunity
Data Room
Discussion
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THE PITCH
domaselo.com is seeking investment to purchase additional equipment and fund growth.
Generating RevenueRenovating Location
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Early Investor Bonus: The investment multiple is increased to 1.8 for the next $100,000 invested.
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INVESTOR PERKS

domaselo.com is offering perks to early investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

$50 Gift Card Invest $250 or more to qualify. 10 of 10 remaining

Get a $50 gift card which you can use on domaselo.com towards any product at any time.

Sample bread basket Invest $500 or more to qualify. 10 of 10 remaining

Receive our entire bread collection.

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OUR MISSION

Get rid of industrial bread (filled with additives and preservatives) that occupies the bread isles of supermarkets. Our name is comprised of doma (home) and selo (village) and our goal is to is to re-introduce authentic baking that brings back this feeling of eating at a home in a village. A feeling that is ignited by food made with local ingredients, authentic methods, and made with love.

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PITCH DECK

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BUSINESS OVERVIEW

Domaselo's vision is to make the best bread by being laser focused on making only bread while working with other local makers to provide more options to customers. Bread is a staple food consumed daily and it results in frequent purchases. We are raising capital to continue investing in the following:

Product development (consistency, flavors, ingredients, methods)
Branding (packaging and digital)
Marketing (content, ads, and more)
Software development (UX and operations)
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THE TEAM
Emil Hristov
CEO

Emil Hristov founded his first company EMSA Construction at age 22 and grew the company to over $15MM in annual revenue within 5 years. Simultaneously he started a solar company he took from $0 to $20MM in 3 years.

Starting in 2013 Emil saw the potential of investing in residential real estate for short-term renting purpose and was able to build a personal portfolio of properties in New Jersey, Pennsylvania, Bulgaria, Greece, and his native Macedonia. He later developed technology (newhaus.io and domasoft.io) for automating all repetitive tasks for rental managers.

Emil grew up eating amazing and freshly baked bread which he picked up at his local "bread store" while growing up in Macedonia. However, when he came to the US at age 15 (in 1999) good bread was not available. During his travels to Paris in 2016/2017 he quickly fell in love with bread again and soon thereafter he decided to do something about it. Emil decided to offer freshly baked bread to customers from every corner of Miami by making it a delivery only bakery and domaselo was born!

Emil has an MBA from the Wharton School at University of Pennsylvania and a BS in Architecture from New Jersey Institute of Technology.

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The opportunity

Consumers were getting comfortable with online grocery shopping even before COVID, but since March 2020 the process has been significantly accelerated and adoption rates are continuing to increase. Our model was designed to be online and delivery only, but this new change in consumer behavior is the perfect wave that we need to ride.

We have an opportunity to create a food brand around bread, a staple food that is consumed daily. Our relationship with our customers is deep and based on trust and respect, and we treat that with utmost respect. Our customers trust us when we introduce new products and they're eager to try them, whether they're made in house or they're by one of our local makers. That's why we add new makers very selectively and make sure they comply with our standards for making natural and organic food.

PRESS
A New Sourdough Bakery Finds Success Amid COVID-19

Domaselo, a new Little Havana bakery, specializes in organic sourdough.

Top 10 Best Artisan Bread in Miami, FL, United States - Last Updated November 2020 - Yelp

Reviews on Artisan Bread in Miami, FL, United States - Domaselo, Bero Bread, Origini Italian Market, L'Arte Bianco Bakery, Zak The Baker, Joseph's Organic Bakery, Madruga Bakery, EuroPan, Atelier Monnier - Pinecrest, Drip & Dough

8 Specialty Bakeries That Ship Bread Nationwide

From creative challahs to Parisian mini baguettes, these must-try breads can come straight to your door.

The 7 Best Bread Delivery Services of 2020

From high-quality sourdough to gluten-free alternatives, get loaves you love whenever you want. We reviewed the best bread delivery

services, so you can start placing your orders.

Where to buy bread online, from NYC's best bagel shops to regular grocery stores

With the rise of people being bread makers and the lack of flour and yeast in stores, here's where to buy delicious bread online.

Domaselo makes dinner better with fresh bread deliveries

We may have just found the greatest thing since sliced bread. You ready for this? It's bread, but not just bread. Bread that's delivered right...

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $20,000

Product Development $10,000

Technology Development $10,000

Branding & Marketing $20,000

Production Expansion $20,000

Fulfillment Facility $5,000

Operating Capital $9,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,010,000	$1,717,000	$2,575,500	$3,476,925	$4,346,157
Cost of Goods Sold	$336,667	$331,579	$497,368	$671,446	$839,307
Gross Profit	$673,333	$1,385,421	$2,078,132	$2,805,479	$3,506,850

EXPENSES

Rent	$25,680	$26,322	$26,980	$27,654	$28,345
Utilities	$9,600	$9,840	$10,086	$10,338	$10,596
Salaries	$240,000	$180,000	$270,000	$364,500	$455,625
Insurance	$4,800	$4,920	$5,043	$5,169	$5,298
Advertising	$60,000	$61,500	$63,037	$64,612	$66,227
Operating Profit	$333,253	$1,102,839	$1,702,986	$2,333,206	$2,940,759

This information is provided by domaselo.com. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on January 27, 2021. have invested so far.

Summary of Terms

Legal Business Name DOMASELO LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 1.2%-3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

Historical milestones

Domaselo LLC has been actively operating since February 2020 and has since achieved the following milestones:

Opened location in Miami, FL

Achieved revenue of $8,158 in March 2020 (1st full month), which then grew to $32,400 in October 2020.

Cost of Goods Sold (COGS) of $13,753, which represented gross profit margin of 58% in October 2020.

Domaselo was a registered business during 2019 and had a soft launch while awaiting equipment and permits.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Domaselo LLC's fundraising. However, Domaselo LLC may require additional funds from alternate sources at a later date.

Financial liquidity

Domaselo LLC has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Domaselo LLC expects its liquidity position to improve upon raising capital on Mainvest and deploying the capital to grow the business.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of domaselo.com to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

domaselo.com operates with a very limited scope, offering only particular products to potential customers, making them vulnerable to changes in customer preferences.

Limited Operating History

domaselo.com is a newly established entity and has limited history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which domaselo.com and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, domaselo.com is a newly established entity and therefore has limited operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt domaselo.com

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect domaselo.com's financial performance or ability to continue to operate. In the event domaselo.com ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

domaselo.com might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If domaselo.com is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither domaselo.com nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Lack of Ongoing Information

domaselo.com will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and domaselo.com is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although domaselo.com will carry some insurance, domaselo.com may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, domaselo.com could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If domaselo.com needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with domaselo.com or management), which is responsible for monitoring domaselo.com's compliance with the law. domaselo.com will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if domaselo.com is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if domaselo.com fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of domaselo.com, and the revenue of domaselo.com can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of domaselo.com to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by domaselo.com. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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